1 | © 2015 Infinera
Introduction to Infinera
Press Briefing
May 2015
Filed by Infinera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Transmode AB
(Commission File No. 001-33486)

2 | © 2015 Infinera
Safe Harbor
This presentation contains "forward-looking" statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking, including, but not limited to, any projections of financial information, including statements about revenue growth; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets or market size, technology developments, or enforceability of our intellectual property rights; and any statements of assumptions underlying any of the items mentioned.
These statements are based on estimates and information available to us at the time of this presentation and are not guarantees of future performance. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90% of
Transmode’s outstanding shares, that any other closing conditions are not satisfied, and that the transaction may not close; the risk that
Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined company will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; the risk that disruption caused by the combined company would make it difficult to maintain certain strategic relationships; the risks of competitive responses and shifts in the market; delays in the release of new products; fluctuations in customer demand, changes in industry trends, and changes in the macro economic market. These risks and uncertainties also include those risks and uncertainties discussed in the offer document to be filed with the Swedish Financial Supervisory Authority and in the Registration
Statement on Form S-4 to be filed with the SEC, those risks and uncertainties identified under the heading “Risk Factors” in the Infinera
Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, filed with the SEC, and those risks and uncertainties identified in any subsequent reports filed with the SEC by Infinera. Our SEC filings are available on our website at www.infinera.com and the SEC’s website at
www.sec.gov.
We assume no obligation to, and do not currently intend to, update any such forward-looking statements.

3 | © 2015 Infinera
Infinera At A Glance
Innovator & Long Haul WDM Leader
• #1 Optical company (Infonetics 2014)
• Unique Photonic Integrated Circuits (PICs)
• Intelligent Transport Networks
• 400+ Patents Filed/Granted
Global
•
~1,500 employees
• Global presence
• Headquarters Sunnyvale, California, USA
PIC Cloud Xpress DTN-X
Infinera Engineering locations
Sunnyvale, CA
Worldwide HQ
Ottawa, Canada
Coherent
Allentown, PA
R&D, Packaging
Bangalore, India
S/W Development
H/W Development
Beijing, China
Optical Architecture
TAC Support / CDL
Annapolis Junction, MD

4 | © 2015 Infinera Intro to WDM Optical Fiber 3,000 km + • 9 Terabits per second per fiber • Each fiber can carry 1.8 million HD streaming videos • Each color moving from 10G to 100G Up to 80 colors

Telefónica
bics
Rostelecom
RETN.NET
vodafone
colt
OTEGLOBE
BREIBAND
TeliaSonera
International Carrier
NetworkRail
Level(3)
T
DANTE
TELECOM
ITALIA
MENA
interoute
akado
EQUINIX

infinera

5 | © 2015 Infinera
A leader in Intelligent Transport Network™ solutions
24% of Q1 2015 reported from EMEA; 51 customers in EMEA
144 customers in 73 countries; 62 DTN-X customers; 7 CX customers
Diversified customer base across multiple verticals
Infinera – Global Business
Selective listing
of all EMEA customers
-
17 Tier 1s globally
- 3 of top 4 Internet Content Providers

6 | © 2015 Infinera
Infinera – A Growth Story
Source: Infinera Financial Reporting
*Wall Street consensus as of May 19, 2015
**Dell’Oro Group 2014 Optical Transport Report
A reconciliation of GAAP to non-GAAP numbers may be found at www.Infinera.com
Revenue
$195 – $205 million revenue
$22.1 million net income (Non-GAAP)
47.8% gross margin (Non-GAAP)
$186.9 million revenue
2014 vs 2013
23% YoY Growth
~2x Market growth **
$405
$438
$544
$668
$811e*
FY11 FY12 FY13 FY14
FY15
2 Years 20+% growth
Strong Balance Sheet
Q1 ‘15 Performance
Q2 ‘15 Guidance

7 | © 2015 Infinera
Infinera Long-Haul Solution – Facebook Example
Infinera Selected by Facebook
for World's Longest Terrestrial
Multi-Terabit Route
“The Infinera Intelligent Transport
Network makes it easy for us to
rapidly grow network capacity while
keeping operations simple. Once the
equipment is in place we are able to
turn up as many terabits as we
need.”
Niclas Comstedt
Director of Network Engineering, Facebook
Infinera DTN-X
Other than North Sweden these are not actual FB data
center locations, example network configuration only

8 | © 2015 Infinera
“Infinera’s DTN-X with Instant Bandwidth gives us a competitive edge enabling significantly shorter customer delivery times for 100G services and allows us to offer one of the most advanced and scalable networks in North America.”
Erik Hallberg, President, TeliaSonera International Carrier
Case Study: TeliaSonera International Carrier

9 | © 2015 Infinera
Building the End-to-End Portfolio
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
Cloud
LH Core
Cloud Xpress
DTN-X
XTC4/10
XTC4
Opportunity to Accelerate into Metro Aggregation
2015
Sliceable Photonics
oPIC-100
ePIC-500

10 | © 2015 Infinera
Complementary Customer Base
#1 100G WDM WW ex-China*
Leader in ICP, NA Cable, Wholesale & Ent.
First mover in Metro Cloud for ICPs
#1 Packet-Optical EMEA*
Strength in cable, wireless back/front haul,
Ethernet services
*Source: Infonetics 2014, Dell’Oro 2014
Revenue Growth
Opportunity
Common
Leverage Strengths, Cross-Sell

11 | © 2015 Infinera
Product
Mix
Geographic
Mix
Complementary Market Offerings
2014
Metro 2%
Long-Haul
98%
Metro 100%
Americas
76%
APAC 4%
EMEA
20%
Americas
14%
APAC 4%
EMEA
82%
Combined
Entity
Metro
~18%
Americas
68%
EMEA
28%
APAC 4%

12 | © 2015 Infinera
Benchmarking Financial Performance
Source: Public financial statements, Weighted average
for INFN+TRMO, ALU = Entire business
YoY Revenue Growth, %
2014
20
10
0
-10
50 40 30
Gross Margin, %
2014
INFN +
TRMO
Ciena
ALU
Cyan
MRV
Adva

13 | © 2015 Infinera
Infinera + Transmode
•
End-to-End portfolio
•
Complementary customers and
geographies
•
Common philosophy
•
Strong financial results
•
Shared culture and talent
•
Technology leadership
Culture
Technology
Customers
Financials

14 | © 2015 Infinera Thank You www.infinera.com

15 | © 2015 Infinera Backup

16 | © 2015 Infinera Infinera Uniquely Delivers Massive Scale Moore’s Law-like for Optical Competitors Industry’s only 500G large scale Photonic Integrated Circuit

17 | © 2015 Infinera
PICs Leveraged for Disruptive Systems
Intelligent Transport Network
Converge Layers, Network Automation
Own Key Technologies & Processes
400+ patents filed/granted
Purpose-Built Systems
Switching
ASICs
Intelligent
Software
Photonic Integrated Circuits
500G Super-Channels
Vertically
Integrated
DTN-X DTN Cloud Xpress

18 | © 2015 Infinera
Transport Becoming Strategic
• Networks Simplifying to New
Model of Cloud Services and
Intelligent Transport
Vision: Enable An Infinite Pool of Intelligent Bandwidth
Poised to take off
• Scalable Optics and Integrated
Packet-Optical Key for
Simplification
Accelerated 100G
uptake & 40G decline
6-9 month
lead
100G
Metro Cloud
2014
100G Metro
Aggregation
2016
100G
Long Haul
2012
Market Inflections

19 | © 2015 Infinera Infinera Metro Cloud Solution – Cloud Xpress Metro Cloud ICP Datacenter ICP Datacenter Cloud

20 | © 2015 Infinera
Outstanding Strategic Fit
#1 Packet
Optical
EMEA
#1 100G
WDM
ex-China
Strong
NA Base
Strong
EMEA
Base
PICs
SDN
Power
Efficient
Systems
Long
Haul
Wireless
Back &
Fronthaul
Subsea
46%
Gross
Margin
52%
Gross
Margin
Metro
Core
Metro
Cloud
Metro
Access,
Edge, Core
Source: Q4 2014 INFN: Non-GAAP, TRMO: IFRS;  Infonetics 2014, Dell’Oro 2014

21 | © 2015 Infinera
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The exchange offer for shares of Transmode AB will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the exchange offer for shares of Transmode described in this communication has not commenced.
In connection with the proposed combination of Infinera and Transmode, Infinera will file an offer document with the Swedish
Financial Supervisory Authority and a prospectus and a Registration Statement on Form S-4 with the SEC.
Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.
Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed or furnished, as applicable, with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the
documents and materials filed with the SEC by Infinera will also be available free of charge on Infinera’s website at
www.infinera.com under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website. More information about the exchange offer, including the formal announcement of the offer and the offer document to be filed with and approved by the Swedish Financial Supervisory Authority, can be found on www.infinera.se.
Disclaimer